Exhibit 19.1

DAMON INC.

(the “Corporation”)

SECURITIES TRADING AND REPORTING GUIDELINES

These Securities Trading and Reporting Guidelines (the “Guidelines”) are to be read in conjunction with the Corporation’s other governance and compliance policies, including disclosure practices.

Objectives

The Corporation’s commitment to ethical and lawful business conduct is a fundamental shared value of the Corporation’s Board of Directors (the “Board of Directors”), management and employees and critical to the Corporation’s success. These Guidelines covering securities trades by Corporation personnel (including directors) will help protect the Corporation and its personnel from potentially severe consequences. These Guidelines are intended to avoid even the appearance of improper conduct on the part of anyone employed by or associated with the Corporation.

Consequences

The consequences for violating these Guidelines may be severe. In addition to potential civil and criminal liabilities, employees who violate these Guidelines may be subject to discipline by the Corporation, including termination of employment with cause. Such violations of these Guidelines brought to the attention of any member of the Board of Directors will be brought to the attention of the full Board of Directors and upon legal advice may be reported to the appropriate securities regulators and other authorities.

General Guidelines

The following are general Guidelines that apply to all directors, officers and employees of the Corporation and its subsidiary companies.

1.	It is illegal for anyone with knowledge of material non-public information relating to a public corporation to purchase or sell securities of that corporation. If a director, officer, an associate or affiliate of a director of officer, any employee, or any former directors, officers and employees (who acquired material non-public information while with the Corporation), of the Corporation or its subsidiaries, has material non-public information relating to the Corporation, neither that person nor any related person may, directly or indirectly, buy or sell securities of the Corporation or engage in any other action to take advantage of that information. This Guideline also applies to information relating to any other corporation, including our customers, suppliers or vendors and those with which the Corporation may be negotiating material transactions, obtained in the course of employment or other role with the Corporation, and to trading in the shares of such a customer, supplier or vendor. Information that is not material to the Corporation may nevertheless be material to one of these other companies.

Material information is any information relating to the business and affairs of the Corporation that results in, or would reasonably be expected to result in, a significant change in the market price or value of the Corporation’s securities or that would reasonably be expected to have a significant influence on a reasonable investor’s investment decisions. In short, any information that could reasonably affect the price of stock should be considered material.

Information that will likely be regarded as material includes: annual or quarterly financial results; projections of future earnings or losses; a significant change in earnings or earnings projections; extraordinary borrowings; news of a proposed merger, acquisition, tender offer or other strategic transaction; news of a significant purchase or sale of assets or the purchase or disposition of a division or subsidiary; changes in dividend policies or the declaration of a stock split or combination or the offering of additional securities; changes in management or the board of directors; changes in share ownership that may affect control of the Corporation; significant new products; significant changes in capital investment plans or corporate objectives; impending bankruptcy or financial or liquidity problems; major litigation or regulatory sanctions; the gain or loss of a substantial customer or supplier; material changes in the Corporation’s accounting policies; and cybersecurity risks and incidents, including vulnerabilities and breaches. Either positive or negative information may be material.

If in doubt as to whether or not you possess material information, please contact the Corporation’s Chief Financial Officer (the “Chief Financial Officer”) regarding your questions; the Chief Financial Officer will be able to provide his or her personal view of your situation, but the final judgment of material information rests with the individual regardless of advice or opinions provided by management. You may also consult your own personal legal counsel with your questions.

2.	It is also illegal for anyone to inform any other person of material non-public information (tipping), except in the necessary course of business. Directors, officers, employees and other insiders of the Corporation with knowledge of confidential or material information about the Corporation or counter-parties in negotiations of potentially material transactions are prohibited from trading securities of the Corporation or any counter-party until the information has been fully disclosed and a reasonable period has passed for the information to be widely disseminated to the public.

All directors, officers (including the CFO, the Chair of the Board of Directors, the Chief Executive Officer, President, any Vice-President, the Corporate Secretary or any other individual who performs a similar function) of the Corporation and subsidiaries of the Corporation, and certain employees as the Chief Financial Officer may designate from time to time, are deemed “Covered Persons” for the purpose of these Guidelines.

3.	Directors, officers, employees and other insiders of the Corporation with knowledge of material non-public information are prohibited from recommending or encouraging, other than in the necessary course of business, another person or company to purchase, sell or otherwise trade in securities of the Corporation until the information has been fully disclosed and a reasonable period has passed for the information to be widely disseminated to the public.

4.	Posting material, non-public information, or making statements or recommendations based on material non-public information, on any social media platform, Internet website, electronic bulletin board, Internet message board, Internet chat room or other similar form of electronic communication, can also constitute tipping under applicable securities laws. Because of the high potential for improper or premature disclosure of material, non-public information posed by these activities and the resulting liability under the securities laws for the individual and the Corporation, no director, officer or employee may post any information about the Corporation, its business plans, its employees or directors, or its customers, suppliers or vendors, nor engage in any discussions with other parties about the Corporation, its business plans, its employees or directors, or its customers, suppliers or vendors, on any of these forums. Furthermore, employees should notify the Corporation’s CFO if they are aware of such activities by any other employee.

5.	It is also improper for a director, officer or employee to enter a trade immediately after the Corporation has made a public announcement of material information, including earnings releases. Because the Corporation’s stockholders and the investing public should be afforded time to receive the information and act upon it, no director, officer or employee should engage in any transactions involving Corporation shares until two full business days after such information has been released. Thus, if an announcement were made after the market closes on a Monday, Thursday would be the first day on which you could trade. If an announcement were made before the market opens on a Friday, Tuesday would be the first day you could trade.

6.	To minimize the risk of liability on the part of the Corporation and its personnel for violations of the foregoing insider trading restrictions, the Corporation has established a period relating to the Corporation’s earnings during which Covered Persons should not buy or sell shares, or exercise options, except as expressly permitted under these Guidelines (the “Black-out Period”). No Covered Person should engage in any transactions involving Corporation shares during the Black-Out Period. The Black-out Period means the period beginning two weeks after the end of each fiscal quarter (or four weeks after the end of the fourth fiscal quarter) and ending two full business days following the public release of the Corporation’s quarterly financial information, and any other period designated by the Chief Financial Officer as described below.

Additional Black-out Periods may be prescribed from time to time by the Chief Financial Officer, as a result of special circumstances when Covered Persons would be precluded from trading in the Corporation’s securities. All Covered Persons must refrain from transacting in the Corporation’s securities during any Black-out Period.

6.	Because Covered Persons are likely to obtain material non-public information, all transactions in the Corporation’s securities by Covered Persons, including any such persons’ immediate families and households (other than household employees) and entities over which such person exercises control, must be pre-cleared with the CFO (or in the case of the CFO, by the CEO or the Chair of the Board of Directors), even during an open trading window. This requirement applies to purchases, sales, option exercises, transfers, gifts, pledges, and loans.

Requests will be recorded by the CFO, and unless revoked, approval will generally remain valid until the close of trading two business days after approval. If the transaction does not occur within that period, a new request must be submitted.

Pre-clearance is not required for trades under an Approved 10b5-1 Plan (as defined below) once the applicable cooling-off period has expired; however, no trades may be made before expiration of such period, and the broker handling the plan should provide duplicate confirmations of all transactions to the CFO.

7.	Exceptions. These trading restrictions provided above do not apply to transactions under a pre-existing written plan, contract, instruction, or arrangement adopted pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934 (an “Approved 10b5-1 Plan”), provided such plan meets the following requirements:

(i)  it or, if revised or amended, such proposed revisions or amendments, have been reviewed and approved by the CFO, or in the case of a plan to be adopted by the CFO, by the CEO or the Chair of the Board of Directors;

(ii)  it provides that no trades may occur thereunder until expiration of the applicable cooling- off period specified in Rule 10b5-1(c)(ii)(B), and no trades occur until after that time. The appropriate cooling-off period will vary based on the status of the Covered Person. For directors and officers, the cooling-off period ends on the later of (x) ninety days after adoption or certain modifications of the 10b5-1 plan; or (y) two business days following disclosure of the Corporation’s financial results in a periodic report for the quarter in which the 10b5-1 plan was adopted. For all other Covered Persons, the cooling-off period ends 30 days after adoption or modification of the 10b5-1 plan. This required cooling-off period will apply to the entry into a new 10b5-1 plan and any revision or modification of a 10b5-1 plan;

(iii) it is entered into in good faith by the Covered Person, and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1, at a time when the Covered Person is not in possession of material non-public information about the Corporation; and, if the Covered Person is a director or officer, the 10b5-1 plan must include representations by the Covered Person certifying to that effect;

(iv) it gives a third party the discretionary authority to execute such purchases and sales, outside the control of the Covered Person, so long as such third party does not possess any material non-public information about the Corporation; or explicitly specifies the security or securities to be purchased or sold, the number of shares, the prices and/or dates of transactions, or other formula(s) describing such transactions; and

(v) it is the only outstanding Approved 10b5-1 Plan entered into by the Covered Person (subject to the exceptions set out in Rule 10b5-1(c)(ii)(D)).

If you are considering entering into, modifying or terminating an Approved 10b5-1 Plan or have any questions regarding Approved Rule 10b5-1 Plans, please contact the CFO. You should consult your own legal and tax advisors before entering into, or modifying or terminating, an Approved 10b5-1 Plan. A trading plan, contract, instruction or arrangement will not qualify as an Approved 10b5-1 Plan without the prior review and approval of the CFO (or, as applicable, CEO or Chair of the Board of Directors) as described above.

(b) These trading restrictions provided above do not apply to the receipt, acceptance, vesting, cancellation, or forfeiture of stock options, restricted stock, or stock appreciation rights issued by the Corporation, nor to the cash exercise of stock options, stock-for-stock exercises with the Corporation, or elections to have the Corporation withhold securities for tax purposes. However, the restrictions do apply to any market sales of securities issued upon option exercise, including cashless exercises through a broker. Similarly, routine purchases of the Corporation’s shares in a 401(k) plan through payroll contributions are permitted, but the restrictions apply to changes in contribution elections, reallocations, loans, or prepayments involving a Corporation stock fund. The restrictions also do not apply to stock splits, stock dividends, or similar pro rata events, transfers of securities by inheritance, or transactions that merely change the form of ownership (such as transfers to a trust of which the holder remains the sole beneficiary). Any other exceptions require the approval of the CFO (or in the case of the CFO, the CEO) in consultation with the Board of Directors or an independent Board committee.

8.	Covered Persons, including any such persons’ immediate families and households (other than household employees) and entities over which such person exercises control, are prohibited from engaging in the following transactions in the Corporation’s securities unless advance approval is obtained from the Corporation’s CFO (or in the case of a transaction involving the CFO, from the CEO) in consultation with the Board of Directors or an independent Board committee.

(a)	Short-term trading. Covered Persons who purchase the Corporation’s securities may not sell any securities of the same class for at least six months after the purchase;

(b)	Short sales. Covered Persons may not engage in any “short sale” (as defined in Rule 200(a) of Regulation SHO promulgated by the U.S. Securities and Exchange Commission (the “SEC”)) involving the Corporation’s securities.

(c)	Options trading. Covered Persons may not buy or sell puts, calls, or other derivative securities relating to the Corporation’s securities.

(d)	Trading on margin or pledging. Covered Persons may not hold the Corporation’s securities in a margin account or pledge the Corporation’s securities as collateral for a loan.

(e)	Hedging transactions. Covered Persons may not enter into hedging, monetization, or similar arrangements with respect to the Corporation’s securities.

To prevent the misuse or inadvertent disclosure of material information, the following procedures should be observed at all times.

1.	Physical documents and files containing confidential information should be kept in a secure location, with access restricted to individuals who “need to know” that information in the necessary course of business. Code names for confidential projects should be used if necessary.

2.	Confidential matters should not be discussed in places where the discussion may be overheard, such as elevators, hallways, restaurants, public transportation, airplanes, ride share vehicles or taxis.

3.	Confidential documents should not be read or displayed in public places and physical documents should not be discarded where others can retrieve them.

4.	Employees must ensure they maintain the confidentiality of information in their possession outside of the office as well as inside the office.

5.	Transmission of documents by electronic means, such as by e-mail, shared drives or cloud based transmission methods, should be made only where it is reasonable to believe that the transmission can be made and received under secure conditions, including two factor authentication for any digital access to documents.

6.	Unnecessary copying of confidential documents in physical form should be avoided and documents containing confidential information should be promptly removed from conference rooms and work areas after meetings have concluded. Extra copies of confidential documents should be shredded or otherwise destroyed.

7.	Access to confidential electronic data should be restricted through the use of passwords and two factor authentication.

Additional Guidelines for Directors and Officers

In addition to the above general Guidelines, the following specific Guidelines apply to all directors and officers of the Corporation.

1.	Directors and officers must report all trading in the Corporation’s securities to the CFO within 24 hours of the transaction taking place. Trading includes purchase and sale of securities, exercise of options, and transfer of securities.

2.	The CFO has been given power of attorney for the filing of all insider trading reports with the appropriate securities regulators within prescribed filing timelines on behalf of the directors and officers.

Insider Trading Reporting

It is the personal duty of each of the directors, officers and other insiders of the Corporation and its subsidiaries to file insider change of ownership reports with the SEC and insider reports under Canadian securities legislation following any trade or other change in holdings of securities of the Corporation (including the exercise of any options) in accordance with U.S. and Canadian securities laws. The Corporation assists directors and officers with the filing procedures by providing administrative support. This administrative support does not remove individual responsibility to file insider reports in a timely and accurate fashion.

Currently, insider reports must be filed promptly after a change in direct or indirect beneficial ownership of, or control or direction over, the Corporation’s securities, which may be required within five or two calendar days under Canadian and U.S. securities rules, respectively. Insider trading reports may be filed electronically. Registration of the Corporation’s insiders under the electronic filing systems (known as EDGAR and SEDI) is available through the CFO. Copies of all filed insider trading reports are to be promptly provided to the CFO.

It is each insider’s personal responsibility to determine if they are a “reporting insider” in Canada as defined in National Instrument 55-104 - Insider Reporting Requirements and Exemptions (“NI 55-104”) and, therefore, are required to file insider reports in Canada. Each insider should review the complete definition of “reporting insider” in NI 55-104 in making such determination.

Early Warning System

In addition to the above insider reporting, early warning disclosure must be made in Canada in accordance with National Instrument 62-104 – Take-Over Bids and Issuer Bids ( “NI 62-104”) when a person or company acquires ownership or control of 10% or more of a class of outstanding securities the Corporation, and subsequent early warning disclosure must be made upon, among other things: (i) increases and decreases in ownership thresholds of 2% or more of a class of outstanding securities of the Corporation, or (ii) if there is a change in a material fact contained in the most recently filed early warning report. The specific content of the early warning disclosure and timing for the same is prescribed under NI 62-104 and National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues. It is your responsibility to ensure that you meet all early warning reporting obligations.

Control Blocks

This section applies to control persons (as defined below).

Sales by a Control Person

Any trade in securities by, or from the holdings of, a control person must be made by way of a prospectus or pursuant to an exemption from the prospectus requirements in accordance with Canadian securities laws. A “control person” is (a) a person who holds a sufficient number of the voting securities of the Corporation to materially affect the control of the Corporation or (b) each person in a combination of persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, which holds in total a sufficient number of the voting securities of the Corporation to materially affect the control of the Corporation, provided that if a person or combination of persons holds more than 20% of the outstanding voting securities the Corporation, the person or combination of persons is deemed to be a control person.

Purchases by a Control Person

A person must not offer to acquire voting securities of the Corporation where the acquisition would result in that person, together with any person acting jointly or in concert with such person, beneficially owning, or exercising control or direction over, 20% or more of the outstanding securities of that class, unless the offer is made by way of a formal take-over bid to all holders of the Corporation’s securities or unless an exemption is available under applicable Canadian securities laws.

Individual Responsibility

Each director, officer, employee, insider or person subject to these guidelines has the individual responsibility to comply with these Guidelines and applicable securities laws. The Guidelines set forth herein are guidelines only, and appropriate judgment should be exercised in connection with any trade in the Corporation’s securities.

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Adopted: September 12, 2025